Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 12, 2014

Relating to Preliminary Prospectus dated February 12, 2014

Registration No. 333-193677

4,489,796 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus dated February 12, 2014 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-193677) relating to these shares. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1070081/000104746914000824/a2218300zs-1a.htm.  The Preliminary Prospectus superseded a prior preliminary prospectus dated February 10, 2014 included in Amendment No. 1 to the Registration Statement.

The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us	4,489,796 shares

Common stock to be outstanding after this offering	29,403,304 shares

Over-allotment option	673,469 shares

Public offering price	$24.50 per share

Net proceeds

We estimate that the net proceeds from our issuance and sale of 4,489,796 shares of our common stock in this offering will be approximately $102.9 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their over-allotment option, we estimate that the net proceeds from this offering will be approximately $118.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

NASDAQ Global Select Market Symbol	PTCT

As adjusted financial data	Giving effect to this offering, as of September 30, 2013, our as adjusted balance sheet data would have been as follows (in thousands):

	Cash, cash equivalents and marketable securities	$260,077
	Working capital	249,067
	Total assets	270,094
	Long-term debt, including current portion	84
	Convertible preferred stock	—
	Accumulated deficit	(310,912)
	Total stockholders’ (deficit) equity	253,883

	Giving effect to this offering, as of September 30, 2013, our as adjusted total capitalization would have been approximately $254.0 million.

Giving effect to this offering, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of September 30, 3013 would have been $253.9 million, or $8.63 per share. This represents an immediate increase in net tangible book value per share of $2.57 to existing stockholders and immediate dilution of $15.87 in net tangible book value per share to new investors purchasing common stock in this offering.

Potential purchases by existing stockholders

Brookside Capital Partners Fund L.P., Section Six Partners, L.P. and Celgene European Investment Company LLC, which are existing stockholders of ours, have indicated an interest in purchasing an aggregate of up to 660,551 shares of our common stock in this offering at the public offering price for an aggregate purchase price of approximately $16,183,500 in the following amounts: Brookside Capital Partners Fund L.P.: $10,890,005 or 444,490 shares; Section Six Partners, L.P.: $563,500 or 23,000 shares; and Celgene European Investment Company LLC: $4,729,995 or 193,061 shares. However, because indications of interest are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they have indicated an interest in purchasing or not to purchase any shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; telephone: 866-803-9204; or Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010; telephone: 800-221-1037; email: newyork.prospectus@credit-suisse.com.